ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 29, 2015	Adam M. Schlichtmann
617-951-7114
617-235-7346 fax
adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	State Street Institutional Investment Trust (the “Trust”) (Registration Nos. 333-30810 and 811-09819)
Post Effective Amendment Number 121 to the Trust’s Registration Statement on Form N-1A Filed on July 15, 2015, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended
Post Effective Amendment Number 122 to the Trust’s Registration Statement on Form N-1A Filed on July 15, 2015, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended
Post Effective Amendment Number 123 to the Trust’s Registration Statement on Form N-1A Filed on July 15, 2015, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended
Post Effective Amendment Number 124 to the Trust’s Registration Statement on Form N-1A Filed on July 15, 2015, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended
Post Effective Amendment Number 125 to the Trust’s Registration Statement on Form N-1A Filed on July 15, 2015, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended
Post Effective Amendment Number 126 to the Trust’s Registration Statement on Form N-1A Filed on July 15, 2015, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended

Ladies and Gentlemen:

This letter provides the Trust’s response to comments on the above-referenced amendment to the Registration Statement of the Trust relating to State Street 60 Day Money Market Fund (the “60 Day Money Market Fund”), State Street 60 Day Money Market Portfolio (the “60 Day Money Market Portfolio”), State Street

Cash Reserves Fund (the “Cash Reserves Fund”), State Street Cash Reserves Portfolio (the “Cash Reserves Portfolio”), State Street Conservative Income Fund (the “Conservative Income Fund”), State Street Conservative Income Portfolio (the “Conservative Income Portfolio”), State Street Institutional Liquid Assets Fund (the “Institutional Liquid Assets Fund”), State Street Institutional Liquid Assets Portfolio (the “Institutional Liquid Assets Portfolio”), State Street Current Yield Fund (the “Current Yield Fund”), State Street Current Yield Portfolio (the “Current Yield Portfolio”), State Street Ultra Short Term Bond Fund (the “Ultra Short Term Bond Fund”) and State Street Ultra Short Term Bond Portfolio (the “Ultra Short Term Bond Portfolio), each a series of the Trust, that Mr. Williamson provided by telephone to Adam Schlichtmann on August 27, 2015. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

The Funds and the Portfolios currently intend to make a 485(b) filing on September 30, 2015 containing their prospectuses and SAIs that will be become automatically effective on or about October 1, 2015.

General Comments

1.	Please respond to all comments in writing and file the correspondence with the Securities and Exchange Commission (the “SEC”). If a comment asks for revised disclosure or the response to a comment indicates revised disclosure, please provide draft disclosure with the letter with time to review prior to making the 485(b) filing. Please also include Tandy representations with your EDGAR correspondence regarding these comments.

Response: The requested representations are included below.

60 Day Money Market Fund

Prospectus Comments

2.	Please confirm that the fee waiver described in the footnote to the Fund’s fee and expense table will be effective for at least one year from the date of effectiveness of the prospectus.

Response: The Fund confirms that the fee waiver will be effective for at least one year following the effective date of the prospectus.

3.	With respect to the discussion of the voluntary reduction in footnote 3, since there is no agreement, please explain how the Fund determined that the disclosure is required or permitted under Item 3 of Form N-1A, or relocate the disclosure.

Response: The Fund believes that disclosure of the voluntary waiver and possible negative impact on yield in the future if amounts are reimbursed to the Adviser is important disclosure. The Fund is aware of other money market funds that include disclosure in their fee tables about similar arrangements. The Fund notes that the general instructions to Form N-1A say that it will be administered “in a way that will allow variances in disclosure or presentation if appropriate for the circumstances involved while remaining consistent with the objectives of Form N-1A.”

The Fund has complied with the instructions to Item 3 by not reflecting the voluntary reduction in the fee table. The Fund believes that its current disclosure is appropriate.

4.	The second paragraph under Principal Investment Strategies states that, “[u]nder normal circumstances the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in instruments with remaining maturities of 60 days or less.” Please consider clarifying what is meant by “instruments.”

Response: The Fund has revised the language in the second paragraph under Principal Investment Strategies to read as follows:

Under normal circumstances the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in ~~instruments~~investments with remaining maturities of 60 days or less.

The Fund’s investments may include U.S. Government securities (including U.S. Treasury bills, notes and bonds and other securities issued or guaranteed as to principal or interest, as applicable, by the U.S. government or its agencies or instrumentalities); certificates of deposits and time deposits of U.S. and foreign banks; commercial paper and other high quality obligations of U.S. or foreign companies; municipal commercial paper; asset backed commercial paper; and repurchase agreements. These instruments may bear fixed, variable or floating rates of interest or may be zero-coupon securities. The Fund also may invest in shares of other money market funds, including funds advised by the Adviser.

5.	Master/Feeder Structure Risk states that, “[t]he Adviser or an affiliate may serve as investment adviser to the master fund.” Please revise this to say that the Adviser or an affiliate “does” or “will” serve.

Response: The Fund has revised its disclosure as shown below:

Master/Feeder Structure Risk. The Fund pursues its objective by investing substantially all of its assets in another pooled investment vehicle (a “master fund”). The ability of the Fund to meet its investment objective is directly related to the ability of the master fund to meet its investment objective. The Adviser or an affiliate ~~may serve~~serves as investment adviser to the master fund, leading to potential conflicts of interest. The Fund will bear its pro rata portion of the expenses incurred by the master fund. Substantial redemptions by other investors in a master fund may affect the master fund’s investment program adversely and limit the ability of the master fund to achieve its objective.

Master/Feeder Structure Risk. The Fund pursues its objective by investing substantially all of its assets in another pooled investment vehicle (a “master fund”). The ability of the Fund to meet its investment objective is directly related to the ability of the master fund to meet its investment objective. The ability of the Fund to meet its objective may be adversely affected by the purchase and redemption activities of other investors in the master fund. The ability of the Fund to meet redemption requests will depend on its ability to redeem its interest in the master fund. The Adviser or an affiliate ~~may serve~~serves as investment adviser to the master fund, leading to potential conflicts of interest. For example, the Adviser or its affiliates ~~may~~will receive fees based on the amount of assets invested in the master fund. Investment by the Fund in the master fund may be beneficial in the management of the master fund, by helping to achieve economies of scale or enhancing cash flows. Due to this and other factors, the Adviser may have an incentive to invest the Fund’s assets in a master fund sponsored or managed by the Adviser or its affiliates in lieu of investments by the Fund directly in portfolio securities, or may have an incentive to invest in such master fund over a master fund sponsored or managed by others. Similarly, the Adviser may have an incentive to delay or decide against the sale of interests held by the Fund in a master fund sponsored or managed by the Adviser or its affiliates. It is possible that other clients of the Adviser or its affiliates will purchase or sell interests in a master fund sponsored or managed by the Adviser or its affiliates at prices and at times more favorable than those at which the Fund does so. The Fund will bear its pro rata portion of the expenses incurred by the master fund.

6.	Please revise the Prospectus to state that the Fund will provide 60 days notice to shareholders if the Fund’s investment objective is changed.

Response: If the Fund’s investment objective were to be changed, the Fund would expect to provide shareholders with notice, if any, as required by applicable law or regulation. The Fund believes its current disclosure is appropriate.

7.	Conflicts of Interest Risk states that, “[t]he foregoing does not purport to be a comprehensive list or complete explanation of all potential conflicts of interests which may affect the Fund. The Fund may encounter circumstances, or enter into transactions, in which conflicts of interest that are not listed or discussed above may arise.” Please confirm that the material conflicts have been addressed in the disclosure.

Response: The Fund confirms that it believes that material conflicts have been addressed in the disclosure.

8.	Under Shareholder Information – Purchasing Shares, please clarify how much prior notification will be required for redemptions in excess of $100,000,000.

Response: The Fund has removed the following disclosure from the Prospectus:

“The Fund requires prior notification of subsequent investments or redemptions in excess of: $[100,000,000.00].”

9.	With respect to the section Shareholder Information – Redeeming Shares, please confirm that the Fund has considered the SEC staff’s guidance in its 2014 Money Market Fund Reform Frequently Asked Questions (noting that it is updated periodically) and in the money market fund reform final rule release.

Response: The Fund confirms that it has considered the noted guidance.

10.	Under Shareholder Information – Redeeming Shares, please include a brief statement discussing the tax consequences to the Fund and shareholders of the Fund’s receipt of liquidity fees.

Response: The Fund has revised its disclosure as follows:

All liquidity fees payable by shareholders of the Fund would be payable to the Fund and could offset any losses realized by the Fund and/or Portfolio when seeking to honor redemption requests during times of market stress. If liquidity fees are imposed or redemptions are suspended, the Fund will notify shareholders on the Fund’s website or by press release. There may be circumstances under which the Fund may impose its own liquidity fees and/or suspend redemptions based on the level of the Fund’s own weekly liquid assets. The Fund expects to treat such liquidity fees as not constituting income to the Fund.

11.	Under Shareholder Information – Redeeming Shares, please provide a general description of the process of a Fund liquidation if weekly liquid assets fall below 10% and the Fund’s Board of Trustees determines it is not in the best interest of the Fund to continue operating.

Response: The Fund has revised its disclosure as shown below:

If the Portfolio’s weekly liquid assets fall below 10% of its assets on a business day, the Portfolio may cease honoring redemptions and liquidate in the discretion of the Portfolio’s Board. If the Fund is notified that the Portfolio’s weekly liquid assets fall below 10% of the Portfolio’s assets and the Portfolio has suspended redemptions and intends to liquidate, the Fund may also do so in the discretion of the Fund’s Board. There may be circumstances under which the Fund may cease honoring redemptions and liquidate in the discretion of its Board based on the level of the Fund’s own weekly liquid assets. If the Fund ceases honoring redemptions and determines to liquidate, the Fund expects that it would notify shareholders on the Fund’s website or by press release. Distributions to shareholders of liquidation proceeds may occur in one or more disbursements.

12.	Under Shareholder Information – Redeeming Shares, please confirm whether the following sentence should be revised: “The Fund will pass through to its investors any liquidity fee or suspension of redemptions imposed by the Portfolio on the same terms and conditions as imposed by the Portfolio on the Fund.”

Response: The Fund confirms that the sentence is correct.

Statement of Additional Information Comments

13.	Please revise the disclosure under Illiquid Securities to disclose that the Fund must hold securities that are sufficiently liquid to meet reasonably foreseeable redemptions. In this this respect, we note that the Rule 2a-7 general mandate may require the Fund to maintain greater liquidity than that required by daily and weekly liquidity minimums (see Rule 2a-7(d)(4)).

Response: The Fund has updated the disclosure in the first paragraph under Illiquid Securities to read:

The Portfolio may invest in illiquid securities. The absence of a regular trading market for illiquid securities imposes additional risks on investments in these securities. Illiquid securities may be difficult to value and may often be disposed of only after considerable expense and delay. The Portfolio and the Fund are managed in accordance with Rule 2a-7 under the Investment Company Act of 1940, as amended (the “1940 Act”). As a result, the Fund and the Portfolio ~~have adopted the following liquidity policies (except as noted)~~ seek to hold assets that are sufficiently liquid to meet reasonably foreseeable redemptions. In addition, the Portfolio and the Fund have adopted the following policies in accordance with Rule 2a-7:

1. The Portfolio/Fund may not purchase an illiquid security if, immediately after purchase, the Portfolio/Fund would have invested more than 5% of its total assets in illiquid securities (securities that cannot be sold or disposed of in the ordinary course of business within seven days at approximately the market value ascribed to them by the Portfolio/Fund);

2. The Portfolio/Fund may not purchase a security other than a security offering daily liquidity if, immediately after purchase, the Portfolio/Fund would have invested less than 10% of its total assets in securities offering daily liquidity (includes securities that mature or are subject to demand within one business day, cash or direct U.S. Government obligations); and

3. The Portfolio/Fund may not purchase a security other than a security offering weekly liquidity if, immediately after purchase, the Portfolio/Fund would have invested less than 30% of its total assets in securities offering weekly liquidity (includes securities that mature or are subject to demand within five business days, cash, direct U.S. Government obligations and Government agency discount notes with remaining maturities of 60 days or less).

14.	With respect to the Fund’s fundamental investment restriction regarding concentration, please consider revising the disclosure to note that the Fund will not concentrate in any industry or group of industries.

Response: The Fund respectfully declines to make the requested change. The Trust notes that, in 2013-2014, the Trust undertook a shareholder solicitation and shareholders of other series of the Trust approved the same or a similar fundamental investment restriction regarding concentration as the Fund’s and that the Fund benefits from utilizing the same investment policy as other funds in the fund complex.

60 Day Money Market Portfolio

Prospectus Comments

15.	Please remove brackets from the Example prior to making the 485(b) filing.

Response: The requested change has been made.

16.	The Prospectus states that: “[t]he Portfolio also may invest in shares of other money market funds, including funds advised by the Adviser.” Please confirm that acquired fund fees and expenses are not required to be disclosed in the fee table.

Response: The Registrant confirms that an acquired fund fees and expenses line is not currently required for the Portfolio.

17.	Under Principal Investment Risks, the sentence “[i]n addition, the Portfolio is subject to the following risks” appears to be a duplicate sentence.

Response: The Portfolio has removed the duplicate sentence.

18.	Liquidity Risk refers to closing out derivatives transactions. Please supplementally explain the scope of derivatives the Portfolio will use and the Portfolio’s plans to comply with Rule 2a-7 with respect to such investments.

Response: The Portfolio does not intend to invest in derivatives as part of its principal investment strategy and has deleted the disclosure relating to closing out derivatives transactions from Liquidity Risk.

19.	Under Management and Organization – The Adviser, please revise the discussion of the voluntary reduction to make the disclosure easier to understand (for example, use a bullet list to explain the Portfolio’s obligations to reimburse the Adviser).

Response: The Portfolio has updated the third paragraph under Management and Organization – The Adviser to use bullet points as shown below:

The Adviser also may voluntarily reduce all or a portion of its fees and/or reimburse expenses for the Portfolio to the extent necessary to avoid negative yield which may vary from time to time in the Adviser’s sole discretion. Under an agreement with the Adviser relating to the Voluntary Reduction, the Portfolio has agreed to reimburse the Adviser for the full dollar amount of any Voluntary Reduction, subject to certain limitations. The Portfolio will not be obligated to reimburse the Adviser:

•	more than three years after the end of the fiscal year in which the Adviser provided a Voluntary Reduction;

•	in respect of any business day for which the net annualized one-day yield is less than 0.00%;

•	to the extent that the amount of the reimbursement to the Adviser on any day exceeds fifty percent of the yield (net of all expenses, exclusive of the reimbursement) of the Portfolio on that day;

•	to the extent that the amount of such reimbursement would cause the Fund’s net yield to fall below the Portfolio’s minimum net yield as determined by the Adviser in its sole discretion; or

•	in respect of any fee waivers and/or expense reimbursements that are necessary to maintain the Portfolio’s contractual total expense limit which is effective at the time of such fee waivers and/or expense reimbursements.

A reimbursement to the Adviser would increase Portfolio expenses and negatively impact the Portfolio’s future yield. There is no guarantee that the Voluntary Reduction will be in effect at any given time or that the Portfolio will be able to avoid a negative yield. Reimbursement payments by the Portfolio to the Adviser in connection with the Voluntary Reduction are considered “extraordinary expenses” and are not subject to any contractual expense limitation agreement in effect for the Portfolio at the time of such payment. The Adviser may, in its sole discretion, irrevocably waive receipt of any or all reimbursement amounts due from the Portfolio.

20.	Under Management and Organization – The Adviser, the Prospectus states that “[r]eimbursement payments by the Portfolio to the Adviser in connection with the Voluntary Reduction are considered ‘extraordinary expenses’ and are not subject to any contractual expense limitation agreement in effect for the Portfolio at the time of such payment.” Given the likelihood that the Portfolio’s shareholder base will change from the time of the waiver to the time of the reimbursement, please explain how a determination was made that it is fair, equitable and reasonable for the future shareholder base to bear the cost of the reimbursement. Please also explain the Portfolio’s plans for informing subsequent investors of a potential drag on their performance resulting from these reimbursements.

Response: In evaluating the possibility of reimbursement payments the Adviser considered that, as between the Portfolio and itself, it was more appropriate for the Portfolio to ultimately bear the expenses that the Adviser incurs under the Voluntary Reduction. Those payments benefit both current and future shareholders by ensuring the initial and longer term viability of the Portfolio. As described in the Prospectus, reimbursement payments are limited both as to time and amount including a condition that generally prevents the payments from reducing the Portfolio’s yield by more than 50% on any given day.

The Portfolio includes disclosure in its fee table — in the summary section of the Prospectus — to alert shareholders at the time of the their investment that future reimbursements to the Adviser in connection with the Voluntary Reduction may reduce the Portfolio’s yield. The Portfolio’s shareholder report also discloses the amounts waived by the Adviser and the dates on which the recoupment period expires.

Cash Reserves Fund

Prospectus Comments

21.	It appears that this Fund will be an institutional prime fund that must calculate its net asset value (“NAV”) to four decimal places; however, we note that the disclosed investment objective says that the Fund seeks to maintain “a stable $1.00 per share net asset value (‘NAV’).” Please revise the Fund’s disclosure to prominently characterize the Fund as a floating NAV money market fund, notwithstanding the Fund’s investment objective. If the Fund intends to operate inconsistently with the money market fund reform prior to the 2016 compliance date, please add clarifying disclosure describing the changes that will be necessary to comply with the money market fund reform in 2016 and the process by which the Fund will go through to get into compliance.

Response: The Fund respectfully notes that it is a retail money market fund, and it has added the following statement to this effect on its Prospectus cover and under Item 6 as contemplated by the Staff’s published responses to frequently asked questions regarding money market fund reform:

“The Fund is a retail money market fund. The Fund’s shares are permitted to be beneficially owned only by natural persons to the extent required by regulations applicable to retail money market funds.”

The Fund has also revised its disclosure under Principal Investment Strategies as follows:

“The Fund is a retail money market fund and seeks to maintain its net asset value (“NAV”) as $1.00 per share, although there can be no assurance that it will be able to do so.”

The Fund also notes that its investment minimums are generally applied at the record-holder level.

22.	We note that the Fund has “cash” in its name but that cash investments are not part of the Fund’s principal investment strategy. Since the Fund will be subject to credit risk and will have a floating NAV, please consider revising the Fund’s name in accordance with the SEC guidance on the fund name rule set forth in the staff’s Frequently Asked Questions about Rule 35d-1.

Response: The Fund notes that it is a retail money market fund and anticipates using amortized cost to maintain a stable net asset value of $1.00 per share. The Fund notes that Rule 2a-7 contemplates use of the term “cash” in the names of money market funds, and the term is used by many existing money market funds.

23.	Since the Fund is an institutional prime money market fund, please revise the disclosure on the cover page to say that the Fund will have a floating NAV.

Response: The Fund notes that it will seek to maintain a constant NAV as a retail money market fund, and therefore it has not made any changes to its disclosure in response to this comment. The Fund has clarified its disclosure to expressly state that it is a retail money market fund, as noted in the response to Comment 21.

24.	Under Principal Investment Risks, please include a statement that because the Fund’s NAV will fluctuate, the Fund’s shares may be worth more or less than the amount a shareholder paid (see Section 3(e) of the Money Market Fund Reform final rule release).

Response: The Fund notes that it will seek to maintain a constant NAV as a retail money market fund, and therefore it has not made any changes to its disclosure in response to this comment. The Fund has clarified its disclosure to expressly state that it is a retail money market fund, as noted in the response to Comment 21.

25.	We note that Non-U.S. Securities Risk references securities denominated in foreign currencies. Please explain the Fund’s intention with respect to investing in such securities and how the Fund’s plan of investing in such securities is consistent with Rule 2a-7.

Response: The Fund has revised Non-U.S. Securities Risk as follows:

Non-U.S. Securities Risk. Non-U.S. securities are subject to political, regulatory, and economic risks not present in domestic investments. There may be less information publicly available about a non-U.S. company than about a U.S. company, and many non-U.S. companies are not subject to accounting, auditing, and financial report standards comparable to those in the Unites States. Foreign governments may impose restrictions on the repatriation of capital to the U.S. ~~In addition, when the Fund buys securities denominated in a foreign currency, there are special risks such as changes in currency exchange rates and the risk that a foreign government could regulate foreign exchange transactions.~~ In addition, to the extent investments are made in a limited number of countries, events in those countries will have a more significant impact on the Fund.

Non-U.S. Securities Risk. Investments in securities of non-U.S. issuers (including depositary receipts) entail risks not typically associated with investing in securities of U.S. issuers. Similar risks may apply to securities traded on a U.S. securities exchange that are issued by companies with significant exposure to non-U.S. countries. In certain countries, legal remedies available to investors may be more limited than those available with regard to U.S. investments. ~~Because non-U.S. securities are normally denominated and traded in currencies other than the U.S. dollar, the value of the Fund’s assets may be affected favorably or unfavorably by currency exchange rates, exchange control regulations, and restrictions or prohibitions on the repatriation of non-U.S. currencies.~~ Income and gains with respect to investments in certain countries may be subject to withholding and other taxes. There may be less information publicly available about a non-U.S. company than about a U.S. company, and many non-U.S. companies are not subject to accounting, auditing, and financial reporting standards, regulatory framework and practices comparable to those in the United States. The securities of some non-U.S. companies are less liquid and at times more volatile than securities of comparable U.S. companies, and could become subject to sanctions or embargoes that adversely affect the Fund’s investment. Non-U.S. transaction costs, such as brokerage commissions and custody costs may be higher than in the U.S. In addition, there may be a possibility of nationalization or expropriation of assets, imposition of currency exchange controls, confiscatory taxation, political or financial instability, and diplomatic developments that could adversely affect the values of the Fund’s investments in certain non-U.S. countries.

26.	Please revise the Prospectus to state that the Fund will provide 60 days notice to shareholders if the Fund’s investment objective is changed. Please clarify whether the Fund intends to change from a stable NAV to a floating NAV in 2016.

Response: If the Fund’s investment objective were to be changed, the Fund would expect to provide shareholders with notice, if any, as required by applicable law or regulation. The Fund believes its current disclosure is appropriate.

27.	Under Money Market Risk we note that the Prospectus states that, “[i]t is possible that a money market fund will issue and redeem shares at $1.00 per share at times when the fair value of the money market fund’s portfolio per share is more or less than $1.00.” Please revise this language to include an explanation of how this is possible since the Fund will have a floating NAV.

Response: The Fund notes that it will seek to maintain a constant NAV as a retail money market fund, and therefore it has not made any changes to its disclosure in response to this comment. The Fund has clarified its disclosure to expressly state that it is a retail money market fund, as noted in the response to Comment 21.

28.	Under Shareholder Information – Determination of Net Asset Value, we note that the Prospectus states that the Fund intends to use amortized cost for purposes of sales and redemptions and that this language appears inconsistent with Rule 2a-7(c)(1)(ii). Please revise this language to explain how the Fund will compute its NAV to four decimal places.

Response: The Fund notes that it will seek to maintain a constant NAV as a retail money market fund, and therefore it has not made any changes to its disclosure in response to this comment. The Fund has clarified its disclosure to expressly state that it is a retail money market fund, as noted in the response to Comment 21.

29.	Under Shareholder Information – Purchasing Shares, the Prospectus refers to several NAV calculation times; however, the Prospectus also states that the Fund determines its NAV per share once each business day at 5:00 p.m. Please clarify what NAV shareholders should expect to pay or receive.

Response: The Fund notes that it determines its NAV per share once each business day at 5:00 p.m. The Fund has revised its disclosure as follows:

Investors pay no sales load to invest in the shares of the Fund. The price for Fund shares is the NAV per share. Orders will be priced at the NAV next calculated after the order is accepted by the Fund. ~~The 9:00am ET, 12:00pm ET, 3:00pm ET NAV calculation points are intended to facilitate same day settlement. The 5:00pm ET NAV is intended for next day settlement. Investors should NOT send money same day for orders placed after 3 pm ET.~~ The Fund may limit the amount of a purchase order received after 3:00 p.m.

30.	Please revise the tax disclosure to address the tax consequences of redemptions and exchanges of Fund shares.

Response: The Fund notes that it will seek to maintain a constant NAV as a retail money market fund.

Cash Reserves Portfolio

Prospectus Comments

31.	Under Shareholder Information – Redeeming Shares, the Prospectus refers to a minimum account balance amount. Please confirm whether the Portfolio has minimum account balances and revise the disclosure as necessary.

Response: The Portfolio confirms that it does not have a minimum account balance and has revised its disclosure by deleting the following paragraph:

“A request for a partial redemption by an investor whose account balance is below the minimum amount or a request for partial redemption by an investor that would bring the account below the minimum amount may be treated as a request for a complete redemption of the account. These minimums may be different for investments made through certain financial intermediaries as determined by their policies and may be waived in the Adviser’s discretion. The Portfolio reserves the right to modify minimum account requirements at any time with or without prior notice. The Portfolio also reserves the right to involuntarily redeem an investor’s account if the investor’s account balance falls below the applicable minimum amount due to transaction activity.”

Conservative Income Fund

Prospectus Comments

32.	We note that the Fund’s investment objective is to provide current income but the word “conservative” appears in the Fund’s name. If preserving capital is also a principal objective, consider revising the Fund’s investment objective.

Response: The Fund believes that its current investment objective is appropriate.

33.	Please consider removing the first footnote to the fee and expense table since the language is similar to a statement in the paragraph above the fee table.

Response: The first footnote to the fee and expense table has been removed.

34.	Under Principal Investment Risks, please revise the first paragraph to include a statement that losing money is a risk of investing in the Fund.

Response: The first paragraph under Principal Investment Risks has been revised to read as follows:

You could lose money by investing in the Fund. An investment in the Fund is not a deposit in a bank and it is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The value of the Fund fluctuates and you could lose money.

35.	Please reconcile the language under Non-U.S. Securities Risk that references securities denominated in foreign currencies with the language in the Fund’s Principal Investment Strategy that states that “[a]ll of the Fund’s investments will be denominated in the U.S. dollar.”

Response: The Fund’s risk disclosure has been modified to remove references to investments denominated in foreign currencies.

36.	Under Fund Summary – Investment Summary, the Prospectus states that Mr. St. Peters has been the portfolio manager of the Fund and the Portfolio since inception. Please consider disclosing the inception date.

Response: The Fund has updated Investment Adviser to read as follows:

Jeff St. Peters has been the Portfolio Manager for the Fund and the Portfolio since ~~inception~~ organization in 2015.

37.	Under the Fund’s Principal Investment Strategy, consider revising the disclosure to address how the Fund selects investments and chooses between different types of investments (for example, consider disclosing what sort of analysis is done).

Response: The Fund has revised its disclosure as follows:

State Street Conservative Income Fund

The Adviser follows a disciplined investment process, basing its investment decisions on the relative attractiveness of different instruments. In the Adviser’s opinion the attractiveness of an instrument may vary depending on a variety of factors, including for example the general level of interest rates, imbalances of supply and demand in the market, and the credit quality of the obligors. The Fund’s investments may include among other things U.S. Government securities (including U.S. Treasury bills, notes and bonds and other securities issued or guaranteed as to principal or interest, as applicable, by the U.S. government or its agencies or instrumentalities); certificates of deposit and time deposits of U.S. and foreign banks; commercial paper and other high quality obligations of U.S. or foreign companies; municipal securities; asset backed commercial paper; and repurchase agreements. All of the Fund’s investments will be denominated in the U.S. dollar.

The following Funds have also made related changes as follows:

State Street Ultra Short Term Bond Fund

The Adviser buys and sells securities for the Fund based on its analysis of credit quality and the Fund’s overall duration. The Adviser follows a disciplined investment process, basing its investment decisions on the relative attractiveness of different instruments. In the Adviser’s opinion the attractiveness of an instrument may vary depending on a variety of factors, including for example the general level of interest rates, imbalances of supply and demand in the market, and the credit quality of the obligors.

State Street Current Yield Fund

The Adviser follows a disciplined investment process, basing its investment decisions on the relative attractiveness of different instruments. In the Adviser’s opinion the attractiveness of an instrument may vary depending on a variety of factors, including for example the general level of interest rates, imbalances of supply and demand in the market, and the credit quality of the obligors. ~~These may typically include~~The Fund’s investments may include, among other things: U.S. Government securities (including U.S. Treasury bills, notes and bonds and other securities issued or guaranteed as to principal or interest, as applicable, by the U.S. government or its agencies or instrumentalities); certificates of deposit and time deposits of U.S. and foreign banks; commercial paper and other high quality obligations of U.S. or foreign companies; municipal commercial paper; asset backed commercial paper; and repurchase agreements. All of the Fund’s investments will be denominated in the U.S. dollar.

38.	Investments in non-U.S. securities is identified as a principal risk for the Fund. If it is a principal risk of investing in the Fund, investments in non-U.S. securities should be discussed in the principal investment strategy disclosure.

Response: The Fund notes that its principal investment strategy discusses investments in certificates of deposit and time deposits of foreign banks and commercial paper and other high quality obligations of foreign companies.

Statement of Additional Information Comments

39.	Please confirm whether derivatives are part of the Fund’s principal investment strategy. If so, please add appropriate disclosure to the Fund’s Prospectus.

Response: The Fund confirms that derivatives are not part of the Fund’s principal investment strategy.

Institutional Liquid Assets Fund

Prospectus Comments

40.	We note that part of the Fund’s investment objective is to maximize current income. Please revise the Fund’s principal strategy to briefly explain the Fund’s strategy for maximizing current income.

Response: The Fund notes its investment objective is to seek to maximize current income, to the extent consistent with the preservation of capital and liquidity. The Fund’s investment strategy disclosure states that the attractiveness of an investment depends on several factors, including levels of interest rates, imbalances of supply and demand in the market, and the credit quality of the obligors.

Statement of Additional Information Comments

41.	Please revise the disclosure on Section 4(2) commercial paper to reflect that Section 4(2) is now Section 4(a)(2).

Response: The Fund has updated the disclosure regarding Section 4(2) to reflect that it is now Section 4(a)(2).

Current Yield Fund

Prospectus Comments

42.	We note the Fund’s name includes “current yield” and that the Fund invests in many of the same types of securities as a money market fund, but that the Fund’s Principal Investment Strategy states that the Fund is not a money market fund. Given the Fund’s name and the types of investments, please explain the basis for holding out as the equivalent of a money market fund.

Response: The Fund notes that its disclosure expressly states that it is not a money market fund and that it may invest in instruments without regard to the limitations that apply to money market funds. The Fund does not believe that the term “current yield” is equivalent to the terms listed in Rule 2a-7(b)(3). The Fund has revised its principal investment strategy as follows:

The State Street Current Yield Fund seeks its investment objective by investing in investment grade quality, short term instruments. The Fund invests in many of the types of instruments in which a money market fund may invest, but, because it is not a money market fund it may invest without regard to ~~without~~ many of the ~~same~~ credit and other limitations that apply to a money market fund, and so may invest in many instruments not eligible for investment by a money market fund.

The Fund is not a money market fund and its net asset value per share will fluctuate.

Under normal circumstances the Fund pursues its investment objective by ~~investing in instruments~~ making investments with a remaining maturity of 90 days or less, but that may not be eligible investments for a money market fund. The Fund seeks to buy and hold securities but may sell securities to generate liquidity or for other portfolio management purposes deemed appropriate by the Adviser.

43.	Under Principal Investment Risks, please revise the first paragraph to include a statement that losing money is a risk of investing in the Fund.

Response: The first paragraph under Principal Investment Risks has been revised to read as follows:

You could lose money by investing in the Fund. An investment in the Fund is not a deposit in a bank and it is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

44.	Please revise the Fund’s Principal Investment Strategy to include more information about how the Fund decides to buy, hold and sell investments.

Response: The Fund has revised its principal investment strategy as follows:

Under normal circumstances the Fund pursues its investment objective by ~~investing in instruments~~ making investments with a remaining maturity of 90 days or less, but that may not be eligible investments for a money market fund. The Fund seeks to buy and hold securities but may sell securities to generate liquidity or for other portfolio management purposes deemed appropriate by the Adviser.

45.	The Fund’s tax disclosure includes references to investments in non-U.S. assets and derivatives. Please confirm the scope of the Fund’s investments in such instruments and add disclosure to the Fund’s principal investment strategy as necessary.

Response: The Fund has revised its disclosure to remove references to investments in derivatives. The Fund notes that its principal investment strategy discusses investments in certificates of deposit and time deposits of foreign banks and commercial paper and other high quality obligations of foreign companies.

Ultra Short Term Bond Fund

Prospectus Comments

46.	Please revise the Fund’s cover page to refer to all of the Fund’s share classes.

Response: The Fund’s cover page has been updated to refer to all of the Fund’s share classes.

47.	We note the Fund’s Principal Investment Strategy states that the average effective duration of the Fund is expected to be one year or less and that duration is commonly associated with interest rate sensitivity. In the staff’s Frequently Asked Questions about Rule 35d-1, the staff stated that short-term bond funds should have a dollar-weighted average maturity of no more than three years. Please include a statement disclosing the Fund’s dollar-weighted average maturity in addition to the statement on duration.

Response: The Fund has added the following disclosure in the Additional Information About Investment Objective, Principal Strategies and Risks of Investing in the Fund and Portfolio:

“Under normal circumstances, the dollar-weighted average maturity of the Fund is expected to be one year or less.”

48.	Since the Fund is a bond fund, please explain why the Fund’s 80% test refers to “debt securities and other debt obligations” rather than just bonds. Please also explain what is meant by “other debt obligations.”

Response: The Fund has revised its principal investment strategy as follows:

“Under normal circumstances the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in bonds~~debt securities and other debt obligations~~. “Bonds” include debt securities and fixed income and income-producing instruments of any kind issued by governmental or private-sector entities. Most bonds consist of a security or instrument having one or more of the following characteristics: a fixed-income security, a security issued at a discount to its face value, a security that pays interest, whether fixed, floating or variable, or a security with a stated principal amount that requires repayment of some or all of that principal amount to the holder of the security. The Adviser interprets the term bond broadly as an instrument or security evidencing what is commonly referred to as an IOU rather than evidencing the corporate ownership of equity unless that equity represents an indirect or derivative interest in one or more debt securities.”

49.	The last sentence of Credit Risk under Additional Information About Risks appears to be incomplete.

Response: Credit Risk under Additional Information About Risks has been updated to read: “In the case of asset-backed or mortgage-related securities, changes in the actual or perceived ability of the obligors on the underlying assets or mortgages to make payments of interest and/or principal may affect the values of those securities.”

50.	Under Shareholder Information – Purchasing Shares, please clarify the different eligibility requirements of Investment and Institutional Class shares.

Response: The Fund has revised its disclosure to reflect that the purchase minimum for both Investment and Institutional Class shares is $25 million.

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The Trust acknowledges the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Securities and Exchange Commission (“SEC”) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Corporation may not assert SEC Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann